January 15, 2015

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:          GlyEco, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014
Definitive Proxy Statement on Schedule 14A
Filed September 12, 2014
Form 10-Q for the Fiscal Quarter Ended September 30, 2014
Filed November 14, 2014
File No. 0-30396

Dear Mr. Cash:

GlyEco, Inc. (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter, dated December 16, 2014 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, Definitive Proxy Statement on Schedule 14A filed on September 12, 2014, and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014.

Our responses to each comment in the Comment Letter are provided below. To facilitate the Staff’s review, this letter includes each of the Staff’s comments in bold italics followed by a response to the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 1. Business

National and International Regulation, page 10

1.
We note disclosure in your risk factor entitled “Environmental, health and safety requirements could expose us . . .” that you are subject to federal, state and local laws and regulations relating to the protection of the environment. Your discussion in this section describes the effect of state and local law, but not federal law. In future filings please ensure that you describe all laws that may have a material impact on you. In this regard, we note that your risk factor states that you have made and will continue to make capital and other expenditures to comply with these laws and that you may be subject to material liabilities under laws relating to contamination or a release of hazardous substances.

The Company respectfully acknowledges the Staff’s comment, and we will ensure that we describe all laws that may have a material impact on our business in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 29

2.
Please ensure that in future filings you address any unusual or infrequent events or transactions that materially affected the amount of reported income from continuing operations, and indicate the extent to which income was so affected. Please see Item 303(a)(3)(i) of Regulation S-K. For example, in fiscal 2013 you acquired Evergreen and GSS and assumed control of MTT’s assets, and in fiscal 2012 you began your relationship with Full Circle and acquired Recycool, ARI and Renew Resources. If these acquisitions or transaction materially impacted your results of operations, or contributed materially to the upgrades and processing capability expansion that lead to the material increase in your net sales, please address this and other future material acquisitions and transactions in future filings.

The Company respectfully acknowledges the Staff’s comment, and in future filings, we will ensure that we address any unusual or infrequent events or transactions that materially affect the amount of reported income from continuing operations and indicate the extent to which income was so affected.

Liquidity & Capital Resources; Going Concern, page 31

3.
Please ensure that you present current information in your filings. We note your statement here that you “have acquired four glycol recycling businesses, and are in discussions with five other companies to acquire their glycol recycling business,” which appears to be unchanged from your Form 10-K for fiscal 2012.

The Company respectfully acknowledges the Staff’s comment, and we will better ensure that we present current information in our future filings.

4.
We note your statement at the base of page 31 to the effect that you do not have sufficient capital to sustain expected operations and acquisitions for the next 12 months, but you do not clarify the expected costs of operations over that period, nor your commitments for capital expenditures, although you reference acquisitions and upgrades. Please ensure that you discuss and where possible, quantify this information in future filings, and disclose the period of time that you believe that available cash can sustain current operations.

The Company respectfully acknowledges the Staff’s comment, and in future filings, we will ensure that we discuss and where possible, quantify, our expected costs of operations and commitments for capital expenditures, and disclose the period of time that we believe that available cash can sustain current operations.

5.
You refer here to “acquisitions over the next 12 months,” refer on page 9 to expanding the New Jersey processing center, and on page 43 refer to $2,117,001 of construction in process, as discussed on page 43. In future filings, please ensure that you discuss your material commitments for capital expenditures and the anticipated source of funds to meet such commitments.

The Company respectfully acknowledges the Staff’s comment, and we will ensure that we discuss our material commitments for capital expenditures and the anticipated source of funds to meet such commitments in future filings.

Item 8. Financial Statements and Supplementary Data, page 34

Note 6 – Acquisitions, Goodwill and Intangible Assets, page 45

6.
Please tell us the reason that your purchase price allocation includes the equipment lease transaction with Full Circle and the deposit for the MMT acquisition. In addition, please provide us your calculation of the recorded goodwill for the acquisitions of Evergreen Recycling and GSS Automotive Recycling, excluding the aforementioned transactions.

The reason that the purchase price allocation includes the equipment lease transaction with Full Circle and the deposit for the MMT acquisition is that under ASC 805, Business Combinations, a business is defined as having inputs, processes on the inputs, and the resulting outputs to support economic activity. Under both contracts for Full Circle and MMT, the Company had met those requirements of controlling the inputs, processes, and outputs, and as such, the transactions were treated as business combinations. Under the Full Circle transaction, the rights to input, processes, and outputs was outlined under the Manufacturing and Distribution Agreement. Similarly, MMT was governed by the Interim Management Agreement granting control to the Company.

The table detailed in this section of the Form 10-K was meant to provide a summary of the transactions described above it.

The calculation of the recorded goodwill for the acquisition of Evergreen Recycling is as follows:

Consideration paid	$650,878

Tangible assets and identifiable intangibles	$413,090

Goodwill	$237,788

The calculation of the recorded goodwill for the acquisition of GSS Automotive Recycling is as follows:

Consideration paid	$928,400

Tangible assets and identifiable intangibles	$580,676

Goodwill	$347,724

Please note that an independent appraiser was used to assist in the determination of the purchase price allocation for the identifiable intangibles and goodwill.

Note 10 – Convertible Note Payable, page 50

7.
We refer to your statement that “the estimated value of the warrants totaling $392,000 was expensed under interest expense during 2013.” Please tell us, and disclose in future filings, the significant provisions of the warrants issued, how you determined its fair value on the date you satisfied the conversion agreement, and the reason the warrants were expensed in 2013.

The warrants issued to Leonid Frenkel in connection with the satisfaction of the Conversation Agreement have an exercise price of $1.00 and are exercisable at any time until the third anniversary of the date of issuance, which is March 14, 2017. The warrants may only be exercised upon the payment of cash to the Company. In the event the Company’s common stock trades at an average of at least $3.00 per share for a period of not less than twenty consecutive trading days and the warrants have been registered under an effective Registration Statement, Mr. Frenkel shall be required to fully exercise the warrants within ten business days following the twentieth trading day. The exercise price of the warrants may be adjusted upon any increase or decrease in the number of issued shares of our common stock resulting from any stock split, reverse stock split, split-up, combination or exchange of shares, consolidation, spin-off, reorganization, or recapitalization of shares.

The fair value of the warrants was determined using the Black-Scholes Model with inputs from the time when the Conversion Agreement terms were met.

This is discussed further in footnote 12 to the financial statements included in the Form 10-K for the year ended December 31, 2013. The resulting value was approximately $0.42 per warrant. The warrants were expensed pursuant to the provisions of ASC 470 for a debt extinguishment wherein the fair value of the equity securities issued are considered a component of the reacquisition price of the debt. The warrants issued were fully vested and exercisable on the date of grant.

8.             Please more fully explain to us:

•
How the initial carrying value of the mandatorily redeemable Series AA convertible preferred stock on February 15, 2013, and subsequent accounting treatment at each reporting date, complies with SAB Topic 3C. Please also clarify to us the redemption amount of the preferred stock at the date you satisfied the terms of the conversion agreement;

In accordance with SAB Topic 3C, the initial carrying value of the mandatorily redeemable Series AA convertible preferred stock was based on the estimated fair value at the date of issue. The 2,342,750 shares of preferred stock were convertible into 2,342,750 shares of common stock.  The estimated fair value was determined to be $1,171,375, representing 2,342,750 shares of common stock at $0.50 per share of common stock on February 15, 2013.  The $0.50 per share fair value of common stock was determined based on our previous sales of common stock to unrelated third parties during the latter part of 2012.  The fair value at the date of issue was equal to the mandatory redemption amount. Dividends owed were nominal and were not recorded as increases to the carrying amount on subsequent reporting dates. The calculation for dividends was based on a par value of $0.0001 multiplied against the interest rate of 12.5% and then multiplied against the number of shares outstanding. The accrual for dividends was detailed in footnote 11 to the consolidated financial statements in our Form 10-K. Dividends accrued were settled at the time of the conversion with a debit to retained earnings and a credit to capital stock and additional paid in capital and amounted to $31.89

•	How you accounted for the additional 262,763 shares of common stock which were issued upon as an inducement for Mr. Frenkel to convert the preferred shares during March 2014;

•	How you determined the fair value of 2,605,513 warrants issued on the date of redemption;

•	How you determined the excess of the fair value of the common shares over the book value of the mandatorily redeemable Series AA convertible preferred stock on the date of redemption; and

•	How you determined your accounting treatment of the redemption and inducement premiums, including citing the authoritative literature you relied upon in your analysis.

ASC 260-10, Earnings Per Share, states that when preferred stock, accounted for as an equity instrument under ASC 480, Distinguishing Liabilities from Equity, is redeemed, the issuer records a preferred stock dividend equal to the difference between (1) the fair value of the consideration transferred to the holders of the preferred stock and (2) the carrying amount of the securities surrendered.  The preferred stock dividend could be either an increase to or a reduction of earnings available to common shareholders, which is used to calculate both basic and diluted earnings per share.

Based on the guidance in ASC 260-10, the difference between the fair value of the consideration given at the extinguishment and the book value of the preferred stock was determined as follows:

Fair value of shares issued at extinguishment (2,342,750 x $1.02)	$2,389,605

Fair value of shares issued as inducement (262,763 x $1.02)	268,018

Fair value of warrants issued with common shares (2,605,513 x $0.2906)	757,162
Total fair value	3,414,785
Less: carrying value of preferred stock	(1,171,375)
Total deemed dividend	$2,243,410

The fair value of $1.02 per share was determined based upon the market closing price of the Company’s common stock on March 14, 2014, the date that the terms of the Conversion Agreement were satisfied.  The $0.29 warrant value was determined using the Black Scholes pricing model, with assumptions as disclosed in the interim footnotes.

The excess of the fair value was determined by subtracting the book value of $1,171,375 from the fair value of the shares issued of $2,389,605, plus the fair value of the shares issued as an inducement of $268,018, plus the fair value of the warrant shares of $757,162, for a total of $3,414,785.

The 262,763 shares of common stock were deemed an inducement because it changed the conversion privileges if the investor exercised during a limited period of time and included all equity securities issuable pursuant to conversion privileges included in the original terms.

The extinguishment of the preferred stock prompted the recording of a preferred stock dividend equal to the difference between (1) the fair value of the consideration transferred to the holders of the preferred stock, and (2) the carrying amount of the securities surrendered.

The authoritative literature relied upon in our analysis was numerous in scope and included references to ASC Sections 505 - Equity, 470 - Debt, 480 – Distinguishing Liabilities from Equity, and 260 – Earnings Per Share.

Item 11. Executive Compensation, page 67

Director Compensation, page 75

9.	Please note that you should not include Mr. Lorenz in this table. Please refer to Item 402(r)(2)(i) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment, and we will not include Mr. Lorenz in the Director Compensation table in future filings.

Item 13. Certain Relationships and Related Party Transactions, and Director Independence, page 78

10.
You state that here and on page 28 of your definitive proxy that there are no related party transactions reportable under Item 404 of Regulation S-K; however, on page 56 of this Form 10-K you detail various related party transactions that your company has engaged in, including several where the amount involved exceeds the threshold for disclosure set forth in Item 404(d)(1) of Regulation S-K ($106,922.35, based on your audited balance sheets). Please tell us supplementally what consideration you gave to describing your payments to Barcid Investment Group, and transactions with Cybersecurity, Inc. and Market Tactics, Inc., and Full Circle and NY Terminals in 2013, in this section. Please ensure that in future filings you provide all information called for by Item 404 of Regulation S-K.

The payments made to Barcid Investment Group and transactions with Market Securities, Inc. and Cyber Security, Inc. for fiscal year 2013 and fiscal year 2012 were disclosed in footnotes 9, 12, and 13 of the Summary Compensation Table of Item 11 – Executive Compensation, respectively, pursuant to Item 402. We relied on Item 404(a)(5)(a) in not including these transactions in the related transactions section, which sets forth that disclosure of a transaction involving an executive officer and any related compensation resulting from that transaction need not be provided pursuant to Item 404 if the compensation arising from the transaction is reported pursuant to Item 402.

The Company has amended the Form 10-K to include the transactions with Full Circle and NY Terminals in the related transactions section.  We will ensure to provide all information called for by Item 404 of Regulation S-K in future filings.

Item 15. Exhibits, page 80

11.
We note that in your Form 10-K for the fiscal year ended December 31, 2012, you included the agreements associated with your transactions with Antifreeze Recycling, Renew Resources, and MMT Technologies, as material contracts. Please advise why you have not included these contracts in your exhibit list.

The Company acknowledges the Staff’s comment and in response has amended the Form 10-K to include the agreements associated with our transactions with Antifreeze Recycling, Renew Resources, and MMT Technologies in the exhibit list to remain consistent with the disclosure in our Form 10-K for the fiscal year ended December 31, 2012.

12.	Please advise as to what consideration you gave to filing the consulting agreements with Messrs. Geib and Ioia as material contracts.

The Company acknowledges the Staff’s comment and in response has amended the Form 10-K to include the consulting agreements with Messrs. Geib and Ioia in the exhibit list, as required by Item 601(b)(10)(iii) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A Filed September 12, 2014

Director Compensation, page 13

13.
We note that here and below under Executive Compensation the value of the stock awards that you made in fiscal 2013 and fiscal 2012 is substantially greater than the value reported in your Form 10-K for the same periods. We note that the Black-Scholes valuation method was used uniformly across these filings to calculate grant date fair value. Please advise.

While preparing an amendment to our recent Registration Statement on Form S-1, which was filed with the Commission on September 9, 2014, we identified a miscalculation with respect to the values of the stock awards included in our Executive Compensation and Director Compensation tables. Specifically, the Company had been calculating the value of stock awards based on the portion of the fair value vesting in the year shown, instead of calculating them using the aggregate grant date fair value in accordance with Reg S-K Item 402(c)(2)(vi). These calculations were corrected going forward from the Registration Statement on Form S-1, including the Executive Compensation and Director Compensation tables included in our Definitive Proxy Statement on Schedule 14A filed September 12, 2014.

The Company has amended the Form 10-K to include corrected Executive Compensation and Director Compensation tables with the appropriate stock award values.

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Item 4. Controls and Procedures, page 22

14.
Please confirm to us that there were no changes in your internal control over financial reporting during each of the quarters ended June 30, 2014 and September 30, 2014. Additionally, in future interim filings please provide the disclosure required by Item 308(c) of Regulation S-K.

The Company confirms that there were no changes in our internal control over financial reporting during each of the quarters ended June 30, 2014, and September 30, 2014.  The Company acknowledges the Staff’s comment regarding Item 308(c) of Regulation S-K, and we will provide this disclosure in future interim filings.

 In connection with the foregoing responses to the Comment Letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact the undersigned at (866) 960-1539 with any questions or comments regarding this letter.

Sincerely,

GLYECO, INC.

By:           /s/ John Lorenz
Name:      John Lorenz
Title:        Chief Executive Officer, President, and Chairman

cc:           Alicia Williams Young, Chief Financial Officer, GlyEco, Inc. (via e-mail to ayoung@glyeco.com)
Matt Hamilton, General Counsel, GlyEco, Inc. (via e-mail to mhamilton@glyeco.com)